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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             HARCOURT GENERAL, INC.
                            (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                        REED ELSEVIER U.S. HOLDINGS INC.
                            REED ELSEVIER OVERSEAS BV
                            REED ELSEVIER HOLDINGS BV
                                REED ELSEVIER PLC
                            REED INTERNATIONAL P.L.C.
                                   ELSEVIER NV
                                   (Offerors)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                       AND
                     SERIES A CUMULATIVE CONVERTIBLE STOCK,
                            PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             -----------------------

                            COMMON STOCK (41163G101)
               SERIES A CUMULATIVE CONVERTIBLE STOCK (41163G200)
                      (Cusip Number of Class of Securities)

                           HENRY Z. HORBACZEWSKI, ESQ.
                               REED ELSEVIER INC.
                              275 WASHINGTON STREET
                                NEWTON, MA 02458
                            TELEPHONE: (617) 558-4227
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              JOSEPH RINALDI, ESQ.
                              DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 450-4000

                            CALCULATION OF FILING FEE

                  Transaction Valuation*                                   Amount of Filing Fee**
                  ----------------------                                   ----------------------
                      $4,400,646,387                                              $880,130

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.

**       Calculated as 1/50 of 1% of the transaction value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       Not applicable.              Filing Party:    Not applicable.
Form or Registration No.:     Not applicable.              Date Filed:      Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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
                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc. a Delaware corporation ("Harcourt"), at $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2)(which are herein collectively referred to as the "Offer").

As described in the preceding paragraph, Purchaser is a wholly owned subsidiary of Reed Elsevier, which is a wholly owned subsidiary of Reed Elsevier plc. Reed Elsevier plc, a public limited company registered in England, owns Reed
Elsevier through its intermediary holding companies Reed Elsevier Holdings BV, Reed Elsevier Overseas BV and Reed Elsevier U.S. Holdings Inc. 50% of the voting power of Reed Elsevier plc. is owned by Elsevier NV, a public limited company organized under the laws of The Netherlands, and 50% is owned by Reed International P.L.C., a public limited company registered in England.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule to, except as otherwise set forth below.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated November 8, 2000.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)    Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Summary Advertisement, dated November 8, 2000.
(b)(1)    Commitment Letter, dated November 7, 2000, among Reed International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance
          S.A., Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche
          Bank AG London (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.
(d)(1)    Agreement and Plan of Merger, dated as of October 27, 2000, among
          Harcourt, Reed Elsevier and the Purchaser.
(d)(2)    Stockholder Agreement, dated as of October 27, 2000, among Reed
          Elsevier, Purchaser and the stockholders named therein.
(d)(3)    Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.
(g)       Not applicable.
(h)       Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 8, 2000                  REH Mergersub Inc.

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Vice President

                                         Reed Elsevier Inc.

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Senior Vice President

                                         Reed Elsevier U.S. Holdings Inc.

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Vice President

                                         Reed Elsevier Overseas BV

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Reed Elsevier Holdings BV

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Reed Elsevier plc

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Reed International P.L.C.

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Elsevier NV

                                         By:/s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                           [REED ELSEVIER LETTERHEAD]


                                POWER OF ATTORNEY


     The undersigned,

     MR. ERIK EKKER for these purposes acting in his capacity as managing director with, single signing authority, of Reed Elsevier Overseas BV, a Dutch Company with limited liability established in Amsterdam, with offices at Van de Sande Bakhuyzenstraat 4 (Amsterdam Chamber of Commerce file nr. 33241720), hereinafter 'THE COMPANY';

     HEREBY AUTHORISES Mr. Henry Z. Horbaczewski of 48 Thackeray Road, Wellesley Hills, Massachusetts, USA, to execute and deliver on behalf of the Company (i) the Agreement and Plan of Merger among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc., (ii) the Stockholder Agreement among Reed Elsevier Inc., REH Mergersub Inc. and the Stockholders (as defined therein) and (iii) any other documents, agreements, certificates or other instruments as contemplated by the foregoing agreements, all in the broadest sense and with the power to subdelegate.

     IN WITNESS WHEREOF, the undersigned has executed this power of attorney on 25 October 2000.




 /s/ Erik Ekker
------------------------------------
ERIK EKKER
(Managing Director)

                           [REED ELSEVIER LETTERHEAD]


                                POWER OF ATTORNEY


     The undersigned,

     MR. ERIK EKKER for these purposes acting in his capacity as managing director with, single signing authority, of Reed Elsevier Holdings BV, a Dutch Company with limited liability established in Amsterdam, with offices at Van de Sande Bakhuyzenstraat 4 (Amsterdam Chamber of Commerce file nr. 33201111), hereinafter 'THE COMPANY';

     HEREBY AUTHORISES Mr. Henry Z. Horbaczewski of 48 Thackeray Road, Wellesley Hills, Massachusetts, USA, to execute and deliver on behalf of the Company (i) the Agreement and Plan of Merger among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc., (ii) the Stockholder Agreement among Reed Elsevier Inc., REH Mergersub Inc. and the Stockholders (as defined therein) and (iii) any other documents, agreements, certificates or other instruments as contemplated by the foregoing agreements, all in the broadest sense and with the power to subdelegate.

     IN WITNESS WHEREOF, the undersigned has executed this power of attorney on 25 October 2000.




 /s/ Erik Ekker
------------------------------------
ERIK EKKER
(Managing Director)

                         [REED ELSEVIER PLC LETTERHEAD]


                                POWER OF ATTORNEY


     We, Reed Elsevier plc (the "COMPANY") of 25 Victoria Street, London SW1H 0EX, England, hereby authorise Henry Horbaczewski to execute and deliver the following documents on behalf of the Company:

     (i) the Agreement and Plan of Merger among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc.;

     (ii) the Stockholder Agreement among Reed Elsevier Inc., REH Mergersub Inc. and the Stockholders (as defined therein); and

     (iii) any other documents, agreements, certificates or other instruments as contemplated by the foregoing agreements.


Executed as a Deed on
behalf of the Company
this 25th day of October 2000


 /s/ Mark Armour
------------------------------------
Director


 /s/ Les Dixon
------------------------------------
Deputy Secretary

                     [REED INTERNATIONAL P.L.C. LETTERHEAD]


                                POWER OF ATTORNEY


     We, Reed International P.L.C. (the "COMPANY") of 25 Victoria Street, London SW1H 0EX, England, hereby authorise Henry Horbaczewski to execute and deliver the following documents on behalf of the Company:

     (i) the Agreement and Plan of Merger among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc.;

     (ii) the Stockholder Agreement among Reed Elsevier Inc., REH Mergersub Inc. and the Stockholders (as defined therein); and

     (iii) any other documents, agreements, certificates or other instruments as contemplated by the foregoing agreements.


Executed as a Deed on
behalf of the Company
this 25th day of October 2000


/s/ Mark Armour
------------------------------------
Director



/s/ Les Dixon
------------------------------------
Deputy Secretary

                            [ELSEVIER NV LETTERHEAD]


                                POWER OF ATTORNEY


     The undersigned,

     MR. ERIK EKKER for these purposes acting in his capacity as company secretary and permanent authorised representative for all intents and purposes ('ALGEMEEN PROCURATIEHOUDER') of Elsevier NV, a Dutch Company with limited liability established in Amsterdam, with offices at Van de Sande Bakhuyzenstraat 4 (Amsterdam Chamber of Commerce file nr. 33155037), hereinafter 'THE COMPANY';

     HEREBY AUTHORISES Mr. Henry Z. Horbaczewski of 48 Thackeray Road, Wellesley Hills, Massachusetts, USA, to execute and deliver on behalf of the Company (i) the Agreement and Plan of Merger among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc., (ii) the Stockholder Agreement among Reed Elsevier Inc., REH Mergersub Inc. and the Stockholders (as defined therein) and (iii) any other documents, agreements, certificates or other instruments as contemplated by the foregoing agreements, all in the broadest sense and with the power to subdelegate.

     IN WITNESS WHEREOF, the undersigned has executed this power of attorney on 25 October 2000.




 /s/ Erik Ekker
------------------------------------
ERIK EKKER
(Company Secretary)

\                                  EXHIBIT INDEX



   EXHIBIT NO.
      (a)(1)        Offer to Purchase dated November 8, 2000.
      (a)(2)        Letter of Transmittal.
      (a)(3)        Notice of Guaranteed Delivery.
      (a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(5)        Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                    Nominees.
      (a)(6)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(7)        Summary Advertisement, dated November 8, 2000.
      (b)(1)        Commitment Letter, dated November 7, 2000, among Reed
                    International P.L.C., Elsevier NV, Reed Elsevier, Elsevier
                    Finance S.A., Deutsche Bank AG London (as Lead Arranger),
                    Morgan Stanley Dean Witter Bank Limited (as Lead Arranger),
                    Deutsche Bank AG London (as Underwriter) and Morgan Stanley
                    Senior Funding, Inc. (as Underwriter), and attached Term
                    Sheet.
      (d)(1)        Agreement and Plan of Merger, dated as of October 27, 2000.
                    among Harcourt, Reed Elsevier and the Purchaser.
      (d)(2)        Stockholder Agreement, dated as of October 27, 2000, among Reed
                    Elsevier, Purchaser and the stockholders named therein.
      (d)(3)        Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.